

07006781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50240

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED APR 0 3 2007 WASH, D.C. 185

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Periculum Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle, Suite 1022
(No. and Street)

Indianapolis	IN	46204-5176
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert H Shortle (317) 636-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

9339 Priority Way, West Dr, Suite 200	Indianapolis	IN	46240
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/11/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert H Shortle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Periculum Advisors, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Robert H Shortle
Signature

PRESIDENT
Title

Kristie L Chapman-Person
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
Periculum Advisors, LLC
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of Periculum Advisors, LLC, as of December 31, 2006, and the related statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Periculum Advisors LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Periculum Advisors, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Indianapolis, Indiana
March 29, 2007

PERICULUM ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 270,975
Accounts receivable	25,000
TOTAL ASSETS	$ 295,975

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable – affiliate	$ 111,791
MEMBER'S EQUITY	
Paid in capital	6,051
Retained earnings	178,133
Total Member's Equity	184,184
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 295,975

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to the financial statements.

PERICULUM ADVISORS, INC.
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2006

REVENUES	
Placement fees	$ 259,548
Interest income	1,728
Total revenues	261,276
OPERATING EXPENSES	
Bank charges	317
Communications	2,947
Compensation	140,471
Computers/Printers	770
Consulting Services	905
Employee Benefits	8,898
Database services	4,369
Depreciation expense	311
Dues and subscriptions	2,198
Insurance	13,645
Lease charges	1,346
Office expenses	6,592
Postage	1,472
Professional fees	10,389
Regulatory fees	3,023
Rent	18,302
Travel and entertainment	3,856
Total operating expenses	219,811
NET INCOME	41,465
MEMBER'S EQUITY AT BEGINNING OF YEAR	203,591
DISTRIBUTIONS TO MEMBER	(60,872)
MEMBER'S EQUITY AT END OF THE YEAR	$ 184,184

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to the financial statements.

PERICULUM ADVISORS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 41,465
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in accounts receivable	141,728
Change in accounts payable - affiliate	(46,426)
Net cash provided by operating activities	136,767
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(60,872)
Net cash used in financing activities	(60,872)
NET INCREASE IN CASH AND CASH EQUIVALENTS	75,895
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	195,080
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 270,975

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to the financial statements

PERICULUM ADVISORS, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2006

Periculum Advisors, LLC (the "Company") is a registered securities broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Company has one location in Indianapolis, Indiana and serves clients primarily in the surrounding region. The primary business purpose is to provide advisory services relating to corporate merger and acquisition transactions, the private placement of debt and equity financings and from providing general corporate advisory services. The Company's fiscal year ends December 31.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows any highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized obligations arising primarily from consulting services and are stated at invoice amount or amount earned and due. No interest is charged on past due accounts. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific accounts. At December 31, 2006, management believes all accounts receivable are fully collectible.

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME RECOGNITION

Fees from advisory services relating to corporate merger and acquisition activities and fees for the private placement of debt and equity financings are generally contingent in nature and are recognized at funding of the transactions. Fees for general corporate advisory services are recognized at the time such services are rendered.

INCOME TAXES

The Company is treated as a partnership for income tax purposes. Therefore, no provision has been made for federal or state income taxes in the accompanying financial statements.

This information is an integral part of the accompanying financial statements.

PERICULUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6.67% of "aggregate indebtedness", whichever is greater, as these terms are defined. As of December 31, 2006, the net capital required was $7,456.

Net capital and aggregate indebtedness change from day-to-day, but at December 31, 2006 the Company had excess net capital of $151,728. Compliance with the net capital rule can have the effect of restricting the payment of cash dividends.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company shares office space with its member, Periculum Capital Company, LLC, and routinely reimburses its member for expenses paid on behalf of the Company. During 2006, the Company accrued $212,703 for expenses allocated to the Company in accordance with the cost allocation policy between the Company and the member for expenses paid on behalf of the Company during 2005. As of December 31, 2006, $111,791 was due to the member and is reflected in accounts payable.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

PERICULUM ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

NET CAPITAL	
Total Member's equity	$ 184,184
Non-allowable assets	(25,000)
Net capital before haircuts on securities positions	159,184
Haircuts on securities	-
Net capital	$ 159,184
AGGREGATE INDEBTEDNESS	$ 111,791
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 7,456
Net capital	159,184
EXCESS NET CAPITAL	$ 151,728

PERICULUM ADVISORS, LLC
RECONCILIATION OF AUDITED COMPUTATION OF
NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION
December 31, 2006

NET CAPITAL, as reported in Part II of the Company's (Unaudited) FOCUS report	$ 190,090
Less allocated expenses	(5,906)
NET CAPITAL PER AUDIT	$ 184,184

PERICULUM ADVISORS, LLC
COMPUTATIONS FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
December 31, 2006

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3 and is exempt under paragraph (k)(2)(i). Accordingly, there are no items to report under the requirements of this rule.

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Periculum Advisors, LLC
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Periculum Advisors, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Indianapolis, Indiana
March 29, 2007

END